Legal Name	State of Organization
Switch, Ltd.	Nevada
NAPO1, LLC	Nevada
NV NAP 2, LLC	Nevada
NV NAP 7, LLC	Nevada
NV NAP 8, LLC	Nevada
NV NAP 9, LLC	Nevada
SINAP-TIX, LLC	Nevada
SUPERNAP Reno, LLC	Nevada
MI GRR, LLC	Michigan
Switch Business Solutions, LLC	Nevada